Praxair, Inc.

EXHIBIT 1.01

Praxair, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2014

Praxair, Inc. (together with its consolidated subsidiaries, “Praxair”, “Company”, “we” or “our”) is filing this Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934.
In August 2012, the Securities and Exchange Commission (“SEC”) approved final rules to implement the requirements of Section 1502 (“Conflict Minerals Provision”) of the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Conflict Minerals Provision of the Dodd-Frank Act imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products that contain “conflict minerals” which are necessary to the functionality or production of those products (“necessary conflict minerals”). Conflict minerals are generally defined under the Conflict Minerals Provision as tin, tantalum, tungsten, and gold (commonly referred to as “3TG”).
If a registrant can establish that its necessary conflict minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively the “Covered Countries”), or from recycled or scrap sources, registrants are required to submit only a Form SD which describes the reasonable country of origin inquiry (“RCOI”) completed. The term “adjoining country” is defined to include Angola, Burundi, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.
Further, if a registrant has reason to believe that any of the necessary conflict minerals may have originated in the Covered Countries and did not come from recycled or scrap sources, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the source and chain of custody of its conflict minerals. In this case, the registrant must also annually submit a CMR to the SEC that includes a description of those due diligence measures, unless as a result of the due diligence, the registrant determines its conflict materials did not originate in the Covered Countries or did come from recycled or scrap sources.
On April 14, 2014, the United States Court of Appeals for the District of Columbia Circuit (“DC Circuit Court”) issued a decision holding it unconstitutional for issuers to be required to disclose whether their products are “DRC conflict free” because it would compel speech in violation of the First Amendment. The DC Circuit Court remanded the matter to the district court, from where the case was appealed, for further consideration. The case remains pending with the district court.

Subsequent to the DC Circuit Court decision, the SEC issued a statement that a registrant is not required to disclose their conflict minerals status. If a registrant voluntarily elects to describe any of its products as “DRC conflict free” in its CMR, it would be permitted to do so, provided it has obtained an independent private sector audit (“IPSA”).

1.Business and Product Overview
Praxair is one of the largest industrial gases companies worldwide and the largest in North and South America. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries, including aerospace, chemicals, electronics, energy, food and beverage, healthcare, manufacturing and metals. For the year ended December 31, 2014, Praxair’s industrial gases business generated 94% of consolidated sales and its surface technologies business, operated through Praxair Surface Technologies, Inc., generated the remaining 6% of consolidated sales.
•Industrial Gases: Praxair’s primary industrial gases products are atmospheric gases (oxygen, nitrogen, argon, and rare gases) and process gases (carbon dioxide, helium, hydrogen, semiconductor process gases, and acetylene). There are no conflict minerals included in these products. Praxair also distributes hardgoods and welding equipment purchased from independent manufactures for resale. Resale products are not within the scope of the Conflict Minerals Provision. However, Praxair sells (i) sputtering targets that are used by certain customers in the production of semiconductors which either contain or may contain tantalum, tin, tungsten and/or gold, and (ii) certain equipment related to its gases business where it has influence or control over the manufacturing or assembly process where tin and/or gold may be present in component parts used in the production of equipment. These products that either contain or may contain necessary conflict minerals represent less than 3% of Praxair’s 2014 consolidated sales.
•Surface Technologies: Praxair’s surface technologies business supplies wear-resistant and high-temperature corrosion-resistant metallic and ceramic coatings and powders. Praxair has determined that certain coating processes use materials that either contain or may contain tantalum, tin, tungsten and/or gold.
In summary, Praxair has determined that less than 9% of its 2014 consolidated sales relate to products that Praxair manufactures or contracts to manufacture that may contain necessary conflict minerals.
Refer to our 2014 Annual Report on Form 10-K/A, Part I, Item 1 Business for further details about the Company’s business.

2.Country of Origin Determination
Framework
Praxair’s process has been designed to conform, in all material respects, with the framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten.
Management Systems
Conflict Minerals Policy
Praxair has adopted a Conflict Materials Supply Policy. This policy is available on our website at http://www.praxair.com/our-company/corporate-responsibility/policies/conflict-free-materials-policy.
Internal Team
Praxair established an internal management team comprised of executive level and business unit representation. The executive members of the team are responsible for the oversight of the conflict minerals compliance strategy. The business unit representatives are responsible for implementing, improving and maintaining Praxair’s conflict minerals compliance strategy which is led by a senior manager within our procurement organization.
Control Systems
Due to the complexities of the supply chain, Praxair must rely on sourcing information provided by our suppliers. To validate this sourcing information, the Company reviews the smelters, if any, against the smelter list maintained by the Conflict Free Sourcing Initiative (“CFSI”). Praxair’s Standards of Business Integrity policy outlines expected behaviors for all directors, officers, employees and representatives of the Company; and its Supplier Expectations statement sets forth Praxair’s expectations of its suppliers. Praxair expects its business dealings with suppliers and contractors to be based on fairness, honesty, lawfulness, safety, environmental stewardship and social consciousness, including respect for human rights. New suppliers are subjected to a supplier qualification process.
Supplier Engagement
Praxair contacted suppliers whose products we purchase which may contain 3TG. These suppliers were notified that Praxair is subject to Section 1502 of the Dodd-Frank Act, and that we expect their cooperation in our RCOI process.
Grievance Mechanism
The Company’s external website allows both internal and external parties to report suspected violations of Company policies, anonymously if desired.

Maintain Records
Praxair retains conflict minerals program documentation in accordance with its existing corporate retention policy and procedures, which complies with the OECD framework.

Carry Out Independent Third Party Audit of Smelters and Refiners Due Diligence Practices
We do not typically perform or direct audits of smelters and refiners that process 3TG within our supply chain. However, we support audits of smelters and refiners through the Conflict Free Smelter Program (“CFSP”) developed by the CFSI which uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.

Identify, Assess and Respond to Risks in the Supply Chain
Praxair’s first step in the RCOI process was to review its worldwide purchases to identify product lines where necessary conflict minerals may be used. After analyzing various approaches, Praxair decided to use a “parts-centric approach” to identify products that may contain necessary conflict minerals by reference to product bills of material or engineering specifications, and by engaging internal business experts. By taking this approach, we were able to target specific suppliers for further inquiry.
The Company determined the country of origin of its purchased necessary conflict minerals by conducting supply-chain surveys with suppliers we identified primarily using the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiatives (“EICC/GeSI”) Conflict Minerals Reporting Template as a guide. This template facilitates disclosure and communication of information regarding smelters that provide material to our suppliers and includes questions regarding the origin of conflict minerals included in their products sold to Praxair, as well as supplier due diligence.
Supplier Surveys
For the sputtering target and surface technologies businesses, Praxair sent surveys to 55 suppliers, which we determined may have supplied necessary conflict minerals. All of these 55 suppliers responded to the surveys. The responses were reviewed for various items including inconsistencies within the data reported (“red flags”). The Company had follow-up communication with the suppliers, as appropriate, to resolve any inconsistencies and obtain adequate documentation. For suppliers that provided smelter information, the names were cross-referenced against the list of smelters in the CFSP.
Equipment sales supporting our gases business, although small, is the other area where Praxair believes products may contain 3TG. In 2014, equipment sales represented less than 0.7% of Praxair’s consolidated sales. This equipment consists of various components and subsystems that are generally assembled by contractors local to the receiving region. These regional vendors adhere to our specifications; however, due to the complexity and turnover of their supplier base it is more difficult to trace every component to a specific smelter. We are much further removed from smelters in this supply chain than in our sputtering target and surface technologies businesses, and, many of these suppliers are not subject to the SEC’s conflict minerals reporting requirements. Therefore, to address this complex area we have identified our key components and subsystems for equipment we sell that may contain 3TG and requested our global preferred suppliers to complete the Conflict Minerals Reporting Template for the products which they supply. In 2014 we sent surveys to these 76 vendors and received 48 responses. The responses were reviewed for various items including red flags. The Company had follow-up communication with the suppliers, as appropriate, to resolve any inconsistencies and obtain adequate documentation. For suppliers that provided smelter information, the names were cross referenced against the list of smelters in the Conflict Free Smelter Program. We then conducted follow ups to request responses from those suppliers that did not respond to our initial request. Additionally, of the 28 that did not respond, 6 of these suppliers had responded favorably in 2014 for the year ended December 31, 2013 reporting period. From the responses received and follow-up communication performed, we have no reason to believe that any necessary conflict minerals may have originated in the Covered Countries.

3.Due Diligence
From the RCOI process, one supplier was identified that may have provided tantalum from mines in the DRC, Burundi and/or Rwanda, all Covered Countries. The supplier was unable to specify with certainty whether the tantalum purchased by Praxair came from mines in the DRC, Burundi and/or Rwanda. However, after further review and discussions, it was determined that the supplier’s smelter used to process the tantalum from mines in the DRC, Burundi and Rwanda has been validated as conflict free as listed by the CFSI. In 2015, the supplier’s tantalum supply chain was again declared free of “conflict minerals”

following an independent audit by a third party auditor assigned by the Electronics Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) as part of the CFSP. Following is the smelter information for this supplier:

Product: Tantalum (Ta)
Smelter: H. C. Starck Inc.
Smelter Country: USA

4.Continual Improvement Efforts
During 2014 we have made the following improvements in our conflict minerals processes:
a)Praxair improved its process of identifying suppliers of our key components parts and subsystems used in the production of equipment that we believe may contain 3TG. We then conducted surveys and performed appropriate review and follow ups with these suppliers.
b)Praxair has created standard templates which allow us to better document our processes.
c)Praxair has revised its supplier qualification process in the United States to include representations as to whether new suppliers’ products contain 3TG.
During 2015 we will continue our due diligence to further mitigate any risk that necessary conflict minerals in our products could benefit armed groups in the Covered Countries. These efforts include the following steps:
a)Praxair is continuously improving its processes to more fully and completely document processes.
b)Praxair is revising its international supplier qualification processes to include representations as to whether new suppliers’ products contain 3TG.
c)Going forward, Praxair’s Procurement Compliance group will be responsible for the conflict minerals processes. This will help ensure that the conflict minerals process is part of our normal work process rather than being managed as a standalone project.
5.Independent Audit
Praxair is not required to obtain an IPSA of this CMR for 2014.

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